SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR COPEL 11/05 - 10/31/2005

COPEL’s power market grows 3.3% between January and September 2005

 COPEL’s power consumption market grew 3.3% between January and September 2005 in comparison to the same period of the previous year.

 The expiration of the agreements with Carbocloro and Volkswagen (“free” or unregulated consumers) in 2004 resulted in a 1.3% power market drop.

 Residential, commercial and rural consumption grew by 4.1%, 6.7% and 6.2%, respectively.

 The growth rates from the residential segment is due to the 2.8% increase in the number of customers, as well as to the increase in the average consumption level in the period (1.3% higher over in the same period of 2004).

 Commercial segment maintained the same growth pace of the previous year. This good performance was mainly due to the modernization of the sector and to the increase in the number of connections, which recorded the highest number in the last five years.

 Rural segment growth is mainly due to the increase in exports of agricultural, livestock and agro-industrial products, which resulted in higher income for the producers, enabling them to invest in electric machinery.

 Industrial consumption, including only Copel’s captive market, dropped 8.4% in the accumulated of the year, due to the transfer of “free” customers to Copel

COPEL's power market			M W h

	Jan Sep 2005	Jan Sep 2004	Var. %

COPEL DISTRIBUIÇÃO Market(1) *	13.166.812	13.229.099	-0,5%
Residential	3.485.793	3.349.783	4,1%
Industrial	4.886.278	5.335.058	-8,4%
Commercial	2.410.808	2.258.538	6,7%
Rural	1.051.427	990.477	6,2%
Other	1.332.506	1.295.243	2,9%

FREE CONSUMERS (2) **	840.429	332.572	152,7%

COPEL TOTAL (1+2)	14.007.241	13.561.671	3,3%

Carbocloro + Volkswagen (3) ***	-	632.575	-100,0%

TOTAL (1+2+3)	14.007.241	14.194.246	-1,3%

* COPEL DISTRIBUIÇÃO "free" consumers were transferred to COPEL GERAÇÃO in April 2005 .
** Copel Geração consumers.
*** agreements with Carbocloro and Volkswagen expirated by the end of 2004.

Geração in April 2005. However, total industrial consumption, including “free” customers supplied by Copel Geração, grew by 1.0% .

 Copel Distribuição’s grid market (TUSD), comprising the captive market and all “free” consumers within the company’s concession area, increased by 3.4% in the first nine months of 2005.

COPEL DISTRIBUIÇÃO			MWh

	Jan Sep 2005	Jan Sep 2004	Var. %

Grid Market (TUSD)	14.897.800	14.402.058	3,4%

Sincerely,

Paulo Roberto Trompczynski
CFO and Investor Relations Officer

For additional information, please contact Copel's Investor Relations team:
ri@copel.com or (55-41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2005

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO and Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.